UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

UNDER the Securities Exchange Act of 1934

For the month of September 2024

Commission File No.: 001-41824

Kolibri Global Energy Inc.

(Translation of registrant’s name into English)

925 Broadbeck Drive, Suite 220

Thousand Oaks, CA 91320

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☐ Form 40-F ☒

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release dated September 16, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kolibri Global Energy Inc.

Date: September 16, 2024	By:	/s/ Gary Johnson
	Name:	Gary Johnson
	Title:	Chief Financial Officer